SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

China Jo-Jo Drugstores, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

16949A206
(CUSIP Number)

Richard A. Hornung

Cayman Corporate Centre, 3rd Floor

18 Fort Street

George Town, Grand Cayman

+ 345-749-8642

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16949A206	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,840,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,840,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,840,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 16949A206	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock") of China Jo-Jo Drugstores, Inc., a Nevada corporation (the "Issuer"), the principal executive offices of which are located at 1st Floor, Yuzheng Plaza, No. 76, Yuhuangshan Road, Hangzhou, Zhejiang Province, People's Republic of China 310002.

Item 2.	Identity and Background

This Schedule 13D is filed by Hillhouse Capital Management, Ltd., an exempted Cayman Islands company ("Hillhouse Capital" or the "Reporting Person"). Hillhouse Capital is hereby deemed to be the sole beneficial owner of, and to control the voting power of, the shares of Common Stock held by CareRetail Holdings Limited, an exempt company incorporated under the laws of the Cayman Islands ("CareRetail").

The principal business of CareRetail is to invest in securities and its business address is c/o Suite 1608, One Exchange Square, 8 Connaught Place, Central, Hong Kong. The directors of CareRetail are Dai Feng and Colm O'Connell. The principal business of Hillhouse Capital is investment management and its business address is Cayman Corporate Centre, 3rd Floor, 18 Fort Street, George Town, Grand Cayman. The directors of Hillhouse Capital are Jun Shen and Colm O'Connell. Mr. Shen and Mr. O'Connell are employees of Hillhouse Capital and Mr. Lei Zhang ("Mr. Zhang") is the President and Chief Investment Officer of Hillhouse Capital.

During the past five years neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 3.	Source and Amounts of Funds or Other Consideration

CareRetail used internally generated funds to purchase securities of the Issuer. CareRetail used a total of $10,648,000 in the aggregate, to acquire the shares of Common Stock reported in this Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer.

On January 3, 2017, CareRetail entered into transactions with the Company as described in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2017 (the "Form 8-K"), which description is incorporated herein by reference, including a Securities Purchase Agreement (the "Purchase Agreement") and an Investor Rights Agreement (the "IRA"). A description of these transactions and the Purchase Agreement and the IRA is incorporated by reference to and qualified in their entirety by the Form 8-K and Exhibits 10.1 and 10.2 attached thereto.

CUSIP No. 16949A206	SCHEDULE 13D	Page 4 of 5 Pages

Except as disclosed in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, however, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to those items and/or may determine to acquire additional securities of the Issuer or dispose of or hedge its investment in securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon an aggregate of 25,214,678 shares of Common Stock issued and outstanding, which is the sum of (i) 20,374,678 shares of Common Stock outstanding as of December 31, 2016, as disclosed in Schedule B attached to the Purchase Agreement, which is attached as Exhibit 10.1 to the Form 8-K and (ii) the 4,840,000 shares of Common Stock issued to CareRetail as reported in the Form 8-K.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in Item 4, the Reporting Person has not effected any transaction in the Common Stock within the past sixty days.

(d)	No person other than CareRetail is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

1.	Securities Purchase Agreement, dated January 3, 2017 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K).

2.	Investor Rights Agreement, dated January 3, 2017 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K).

CUSIP No. 16949A206	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: January 30, 2017

HillHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer